NSON
REEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE

FILE No.
82-3874

08001915

SUPPL

SEC Mail Processing
Section

APR 11 2008

Washington, DC
111

April 2, 2008

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
<u>News Release Dated April 2, 2008</u>

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

PROCESSED
APR 22 2008 E
THOMSON
FINANCIAL

for BARBARA O'NEILL

dw 4/21

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 08-04

APRIL 2, 2008
Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Secures Drill Contractor for Meridian Gold – Silver Project

Manson Creek Resources Ltd. (Manson Creek) is pleased to announce that it has secured Stikine Contracting Ltd. based in Salmon Arm, British Columbia, to complete a minimum 1,500 meter (m) diamond drill program on the Company's Meridian project.

The upcoming program will be the first diamond drill campaign initiated proximal to the high-grade past producers in this historic mining camp. Surface and subsurface sampling completed by Manson Creek personnel have outlined widespread mineralization with Table 1 displaying select sample locations that are to be targeted in the 2008 campaign.

Table 1. Select Meridian Samples

Name	Gold Grams Per Tonne (Au g/t)	Silver Grams Per Tonne (Ag g/t)	Lead % (Pb)	Zinc % (Zn)	Sample Type	Interval Meters
Imperial Vein	**11.15**	**10.60**	-	-	**Continuous Chip**	**1.0**
Stockholm Vein	**7.92**	**12.20**	**0.17**	**0.42**	**Boulder**	-
Eva Surface	**5.88**	**0.60**	-	-	**Continuous Chip**	**1.0**
Cholla Vein	**46.60**	**24.70**	-	-	**Composite Chip**	**10.0**
Oyster Vein	**39.90**	**563.0**	**15.20**	-	**Grab**	-
5B Adit	1.12	0.37	-	-	Continuous Chip	3.0
Eva 2A Adit	2.11	1.07	-	-	Continuous Chip	1.5

The road accessible 675 hectare claim group encompasses 5 historic past producers. The Meridian Camp was active in the early 20th Century but the fragmented land ownership at the time did not allow for growth and the camp faded after only a few years of production. In that brief time, the Eva Mine produced 543,899 grams of gold and 165,499 grams of silver. In the 1914 British Columbia Minister of Mines Annual Report there is mention of numerous areas, including a block of 200,000 tonnes grading at over 7 grams/tonne gold (45,000 ounces) that remained after the completion of operations in the area.

The Company believes that the potential for significant mineralization is high in areas near and below the limited historic mining. The gold and silver mineralization is found within and proximal to quartz veins related to the regional scale Camborne Fault which bisects the Meridian Claim group and hosts many of the historic deposits.

The fully permitted Meridian project, located 45 kilometers southeast of Revelstoke, British Columbia, has drill roads and pads in place. Manson Creek personnel will be onsite later this week with drill company representatives to go over the final preparations for the drill program. Drill mobilization to the site is anticipated for early May.

"Regan Chernish"
Regan Chernish, P. Geol.,
President and Director

FILE No.
82-38?

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 08-04

APRIL 2, 2008
Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Secures Drill Contractor for Meridian Gold – Silver Project

Manson Creek Resources Ltd. (Manson Creek) is pleased to announce that it has secured Stikine Contracting Ltd. based in Salmon Arm, British Columbia, to complete a minimum 1,500 meter (m) diamond drill program on the Company's Meridian project.

The upcoming program will be the first diamond drill campaign initiated proximal to the high-grade past producers in this historic mining camp. Surface and subsurface sampling completed by Manson Creek personnel have outlined widespread mineralization with Table 1 displaying select sample locations that are to be targeted in the 2008 campaign.

Table 1. Select Meridian Samples

Name	Gold Grams Per Tonne (Au g/t)	Silver Grams Per Tonne (Ag g/t)	Lead % (Pb)	Zinc % (Zn)	Sample Type	Interval Meters
Imperial Vein	**11.15**	**10.60**	-	-	**Continuous Chip**	**1.0**
Stockholm Vein	**7.92**	**12.20**	**0.17**	**0.42**	**Boulder**	-
Eva Surface	**5.88**	**0.60**	-	-	**Continuous Chip**	**1.0**
Cholla Vein	**46.60**	**24.70**	-	-	**Composite Chip**	**10.0**
Oyster Vein	**39.90**	**563.0**	**15.20**	-	**Grab**	-
5B Adit	1.12	0.37	-	-	Continuous Chip	3.0
Eva 2A Adit	2.11	1.07	-	-	Continuous Chip	1.5

The road accessible 675 hectare claim group encompasses 5 historic past producers. The Meridian Camp was active in the early 20th Century but the fragmented land ownership at the time did not allow for growth and the camp faded after only a few years of production. In that brief time, the Eva Mine produced 543,899 grams of gold and 165,499 grams of silver. In the 1914 British Columbia Minister of Mines Annual Report there is mention of numerous areas, including a block of 200,000 tonnes grading at over 7 grams/tonne gold (45,000 ounces) that remained after the completion of operations in the area.

The Company believes that the potential for significant mineralization is high in areas near and below the limited historic mining. The gold and silver mineralization is found within and proximal to quartz veins related to the regional scale Camborne Fault which bisects the Meridian Claim group and hosts many of the historic deposits.

The fully permitted Meridian project, located 45 kilometers southeast of Revelstoke, British Columbia, has drill roads and pads in place. Manson Creek personnel will be onsite later this week with drill company representatives to go over the final preparations for the drill program. Drill mobilization to the site is anticipated for early May.

"Regan Chernish"
Regan Chernish, P. Geol.,
President and Director

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

FILE No.
82-3874

NEWS RELEASE 08-04

APRIL 2, 2008
Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Secures Drill Contractor for Meridian Gold – Silver Project

Manson Creek Resources Ltd. (Manson Creek) is pleased to announce that it has secured Stikine Contracting Ltd. based in Salmon Arm, British Columbia, to complete a minimum 1,500 meter (m) diamond drill program on the Company's Meridian project.

The upcoming program will be the first diamond drill campaign initiated proximal to the high-grade past producers in this historic mining camp. Surface and subsurface sampling completed by Manson Creek personnel have outlined widespread mineralization with Table 1 displaying select sample locations that are to be targeted in the 2008 campaign.

Table 1. Select Meridian Samples

Name	Gold Grams Per Tonne (Au g/t)	Silver Grams Per Tonne (Ag g/t)	Lead % (Pb)	Zinc % (Zn)	Sample Type	Interval Meters
Imperial Vein	**11.15**	**10.60**	**-**	**-**	**Continuous Chip**	**1.0**
Stockholm Vein	**7.92**	**12.20**	**0.17**	**0.42**	**Boulder**	**-**
Eva Surface	**5.88**	**0.60**	**-**	**-**	**Continuous Chip**	**1.0**
Cholla Vein	**46.60**	**24.70**	**-**	**-**	**Composite Chip**	**10.0**
Oyster Vein	**39.90**	**563.0**	**15.20**	**-**	**Grab**	**-**
5B Adit	1.12	0.37	-	-	Continuous Chip	3.0
Eva 2A Adit	2.11	1.07	-	-	Continuous Chip	1.5

The road accessible 675 hectare claim group encompasses 5 historic past producers. The Meridian Camp was active in the early 20th Century but the fragmented land ownership at the time did not allow for growth and the camp faded after only a few years of production. In that brief time, the Eva Mine produced 543,899 grams of gold and 165,499 grams of silver. In the 1914 British Columbia Minister of Mines Annual Report there is mention of numerous areas, including a block of 200,000 tonnes grading at over 7 grams/tonne gold (45,000 ounces) that remained after the completion of operations in the area.

The Company believes that the potential for significant mineralization is high in areas near and below the limited historic mining. The gold and silver mineralization is found within and proximal to quartz veins related to the regional scale Camborne Fault which bisects the Meridian Claim group and hosts many of the historic deposits.

The fully permitted Meridian project, located 45 kilometers southeast of Revelstoke, British Columbia, has drill roads and pads in place. Manson Creek personnel will be onsite later this week with drill company representatives to go over the final preparations for the drill program. Drill mobilization to the site is anticipated for early May.

"Regan Chernish"
Regan Chernish, P. Geol.,
President and Director

END